

September 5, 2014

Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

>      **Re:    Ctrip.com International, Ltd.**
>             **Form 20-F for the Fiscal Year Ended December 31, 2013**
>             **Filed March 28, 2014**
>             **File No. 001-33853**

Dear Ms. Wang:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Major Factors Affecting Our Results of Operations, page 35

1.    During your recent earnings calls, you reference a "mobile transaction value" measure. Corresponding quarterly and peak daily values, and a breakdown of these values for accommodation reservations and ticketing were also provided. With a view towards future disclosure, please tell us what consideration you gave to including the transaction value for each of the platforms over which your products and services are sold, and providing a discussion regarding the significance of the mobile transaction

Xiaofan Wang
Ctrip.com International, Ltd.
September 5, 2014
Page 2

   value measure to the management of your business.  Also, tell us whether you utilize any other metrics in the management of your business, and what consideration you gave to disclosing these metrics.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Laura Veator, Staff Accountant, at (202) 551-3716, Ivan Griswold, Staff Attorney, at (202) 551-3853, or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 if you have any questions regarding our comment.  If you require further assistance, do not hesitate to contact me at (202) 551-3488.

       Sincerely,

       /s/ Stephen Krikorian

       Stephen Krikorian
       Accounting Branch Chief